November 14, 2011

Jeff Jaramillo

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Molex Incorporated
Annual Report on Form 10-K
for the fiscal year ended June 30, 2011
Filed August 5, 2011
File No. 000-07491

Dear Mr. Jaramillo:

This letter sets forth the responses of Molex Incorporated (the “Company”) to the Staff’s comments relating to the Company’s Form 10-K for the fiscal year ended June 30, 2011 contained in your letter dated October 31, 2011 (the “Comment Letter”).

We appreciate your review and comments and are committed to providing you with the information you have requested. Our responses are set forth below and are numbered to correspond to the numbers of the Comment Letter. For ease of reference, we have excerpted the Staff’s comments below.

Form 10-K for the Year Ended June 30, 2011

Note 21. Segment and Related Information, page 82

Comment No. 1

We note discussion on page 8 of the filing where you state that your organizational structure consists of “three product-focused divisions and one worldwide sales and marketing organization.” We additionally see discussion throughout the filing, including the business description in Item 1 and MD&A beginning on page 28, which references that you serve customers in five separate markets, and that you provide and analyze discrete sales information for each of these markets on page 33 within MD&A. However, we see the disclosure here that you have only two reportable operating segments. Please describe for us how you have assessed whether the three product-focused divisions or five separate markets represent operating segments or reportable segments as defined in FASB ASC 280-10-50. Please describe for us what types of operating results and discrete financial information are available for each of the three divisions and the five primary markets you serve and how your chief operating decision maker uses that information. If you are aggregating separate operating segments into one reportable segment, please quantify and support this aggregation. Refer to paragraphs 50-1 to 50-19 of FASB ASC 280-10.

Response to Comment No. 1

Executive Summary:

Applying the guidance contained in Accounting Standards Codification 280 – Segment Reporting (ASC 280), we determined that we have three operating segments, namely the Connector Products Division (CPD), the Micro Products Division (MPD), and the Integrated Products Division (IPD). Each of these

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three divisions (i) engages in business activities from which it earns revenues and incurs expenses, (ii) has operating results that are regularly reviewed and used by our Chief Operating Decision Maker (CODM) to assess performance and make decisions about resource allocation, and (iii) has discrete financial information in sufficient detail to enable the CODM to make the decisions noted above. Each of these three divisions has a president that reports directly to the CODM and each division president has authority and responsibility in allocating resources and making decisions within his respective segment. The CODM internally manages the Company’s operations based on these three operating segments. The CODM uses a monthly reporting package that includes income statements presented through operating income (loss) to assess division performance and approve or direct capital allocation among the divisions.

For segment disclosure purposes, the CPD and MPD operating segments are combined into one reportable segment based on the aggregation criteria contained in ASC 280-10-50-11. These two segments have similar economic characteristics and are similar in the other five areas listed in the standard, as described in more detail below. As to the similar economic characteristics criterion, historical gross margin percentages over the last three fiscal years for the CPD and MPD operating segments did not vary by more than 10% (refer to Appendix A) and we expect the similarity in their gross margin to continue. Therefore, we believe that aggregating the CPD and MPD operating segments helps users better understand our operating results.

We disclose revenue information within MD&A about five industry markets (end markets). However, these end markets do not represent operating segments as they are not how management operates the business and the required conditions for an operating segment contained in ASC 280-10-50-1 are not present. Specifically, there is not discrete financial information available on these end markets that would enable the CODM to assess performance or make decisions on resource allocation. The separate revenue information is presented within MD&A to help investors better understand the industry markets in which our customers are located.

Detailed Information:

In order to enable us to work more effectively as a global team, we moved from a regional structure in 2007 to a structure that consisted of five global product divisions and one worldwide sales and marketing organization. Subsequently, as part of our restructuring plan, we consolidated from five to three product divisions.

We have three global product divisions: CPD, MPD and IPD. Each division has a division president with responsibility for the division’s results. The division presidents are executive officers of the Company and report to the Chief Operating Officer (COO). The COO and Chief Executive Officer (CEO) are the CODM for the Company.

Division presidents have autonomy in running their division. The CODM generally directs questions to the division president on operating results for segments, business units or entities and the division president has regular contact with the CODM. Each month, the division president discusses its segment results (including business unit or entity results, as applicable) with the CODM. Accordingly, the CODM’s primary form of information is on a global product division basis. The CODM does not receive discrete financial statements organized on a geographic or other basis.

The CODM uses business component reports for analysis of division operating results. Performance is assessed and resource allocations are made based on divisional results. Division presidents are evaluated on the performance of their division, notwithstanding the performance of individual business units or entities. A component of division presidents’ bonus plans is based on the division’s results. Additionally,

November 14, 2011

division presidents have autonomy to make decisions for the division, including restructuring actions, manufacturing operations, product development and research and development. Included in these responsibilities are division presidents’ responsibilities to determine the allocation of capital and human resources for each business unit and entity. Division presidents historically decided and directed all restructuring actions in their divisions.

CPD is comprised of the Connector, Transportation and Antenna business units. IPD is comprised of the Industrial, Molex Premise Networks, Cable Products, Switch, Printed Circuit Board, Radio Frequency, Fiber Optics and Copper Flex business units. MPD does not have separate business units.

Our Board of Directors routinely receives a reporting package at the consolidated division level. The reporting package only aggregates the product divisions and does not include business unit or entity operating results.

Accounting guidance for segment reporting comes from ASC 280. ASC 280-10-50-1 defines an operating segment as a component of an enterprise: (1) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise), (2) whose operating results are regularly reviewed by the CODM to make decisions about resources to be allocated to the segment and assess its performance, and (3) for which discrete financial information is available.

ASC 280-10-50-5 defines the CODM as the person(s) whose function is to allocate resources to and assess the performance of the segments of an enterprise.

On a monthly basis, the CODM reviews a comprehensive monthly reporting package with analysis of operating results by each product division. Our CODM reviews the monthly operating results of CPD, MPD and IPD. The analysis includes results of operations, statement of net assets, other key metrics and commentary from divisional management. The CODM uses the monthly reporting package to assess division performance and approve or direct capital allocation among the divisions. The data provided in the monthly package is discrete financial information as described in ASC 280. In addition, supplemental schedules with metrics for operating results of certain business units are included in the monthly package to support the product division commentary provided by the division presidents, but is not used by the CODM to determine resource allocations as the division presidents have sole responsibility for the operating results of their divisions. The CODM meets regularly with the division presidents to assess the operating performance of the division, however, the division presidents have the responsibility of assessing individual business unit performance. The division presidents are responsible for all resource allocation decisions for their division, and their compensation is, in part, based on the results of their division.

In addition to our three product divisions, we have a global sales & marketing organization (GSM) to support our three product divisions worldwide. The monthly reporting package provided to the CODM includes information from GSM to analyze sales trends for the Company by end market and distribution channels and highlight GSM costs required to support the product divisions. GSM is a supporting structure and not considered an operating segment as discrete financial statements do not exist. Based on the business activities of the divisions and the division presidents’ decision-making responsibility for resource allocations and performance assessment, we determined each of our three product divisions are operating segments.

November 14, 2011

Aggregating Operating Segments

An operating segment is not necessarily the same as a reportable segment, as ASC 280 permits entities to aggregate operating segments into reportable segments if (a) the operating segments have similar economic characteristics, as defined in ASC 280-10-50-11, or (b) the operating segments do not meet the quantitative thresholds to be reported separately, as described in ASC 280-10-50-12.

Two or more operating segments may be aggregated into a single reportable segment if aggregation is consistent with the objective and basic principles of ASC 280, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a)	The nature of the product and services

b)	The nature of the production process

c)	The type or class of customer for the products and services

d)	The method used to distribute the product or provide the services

e)	The nature of the regulatory environment

We used our expectations for gross margin as a proxy to compare the economic characteristics of the operating segments. Aggregation criteria in ASC 280-10-55-7A states that operating segments have similar economic characteristics if the segments “…can be expected to have essentially the same future prospects. Therefore, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. In other words, if the segments do not currently have similar gross margins and sales trends but the economic characteristics and the other five criteria are met and the segments are expected to again have similar long-term average gross margins and sales trends, the two segments may be aggregated.”

See appendix A for an analysis of historical gross margins and budgeted gross margins for fiscal 2012 for each operating segment and reporting segment. The analysis shows that historical gross margins and projected future gross margins are similar for CPD and MPD, which supports that the economic characteristics are similar.

Following is a description of each of the reporting segments and the analysis of the other aggregation criteria for the operating segments.

Connector Segment

The Connector Segment is a reporting segment comprised of CPD and MPD. These operating segments produce connectors that are installed in a variety of computer and portable electronic devices.

a)	The nature of the product

Each of the operating segments produces a similar product; a variety of electronic connectors that generally have the same end use. The fundamental differentiation between the operating segments is the size of the connector. These connectors are generally used for the same purpose of conducting electricity or electronic signal, regardless of size or product in which it is placed.

b)	The nature of the production process

The connectors in both operating segments are generally manufactured in automated, non-labor intensive production facilities. The fundamental raw materials used in production are the same, including plastic resins, metal alloys and gold and palladium salts. The basic production process

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for both operating segments includes injection molding of plastic parts (housings), stamping of metal parts (terminals), electro-static plating of the terminals and automatic assembly of finished components (connector). After exchanging the various molds and stamping dies, we would be able to interchange the production facilities and labor force for both operating segments.

c)	The type or class of customer for the product

The type or class of customer serviced through both operating segments is that of electronics manufacturers: original equipment manufacturers, contract manufacturers, and distributors. All are sold by utilizing the worldwide sales and marketing organization or distributors. There is not one geographic region that is specific to either of these operating segments as products are marketed and sold globally. The two operating segments also sell into similar end markets with less than 5% of total sales into the industrial end market.

d)	The method used to distribute the product

Both of the operating segments sell product either directly to the customer or via a distributor.

e)	The nature of the regulatory environment

There are no significant regulatory issues that are specific to any of our operating segments.

Custom and Electrical Segment

The Custom & Electrical reporting segment is comprised of IPD, a single operating segment.

IPD creates new product assemblies utilizing products purchased from the Connector Segment that are typically custom-tailored to the customer’s specification. These assemblies fall into several categories, all consolidating to IPD. IPD designs and manufactures integrated and customizable electronic components across all industries that provide original, differentiated solutions to customer requirements. It also leverages expertise in the use of signal, power and interface technology in industrial automation and other harsh environment applications.

Based on our review of the accounting guidance and analysis, we believe that the aggregation of two reporting segments (Connector Segment and Custom & Electrical Segment) from three operating segments (CPD, MPD and IPD) is consistent with the objective and basic principles of ASC 280.

*    *    *

November 14, 2011

Further, we acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this letter, please contact me at (630) 527-4666.

Very truly yours,

MOLEX INCORPORATED

/s/ David D. Johnson
David D. Johnson

Executive Vice President, Treasurer & Chief Financial Officer

Appendix A – Historical Gross Margin Analysis

	Operating Segment CPD	Operating Segment MPD	Reportable Segment Connector	Operating Segment IPD	Reportable Segment Custom & Electrical
(in thousands)
Fiscal 2009
Net Revenue	*	*	1,789	*	791
Gross Profit	*	*	*	*	*
Gross Margin	*	*	*	*	*
Fiscal 2010
Net Revenue	*	*	2,177	*	829
Gross Profit	*	*	*	*	*
Gross Margin	*	*	*	*	*
Fiscal 2011
Net Revenue	*	*	2,600	*	985
Gross Profit	*	*	*	*	*
Gross Margin	*	*	*	*	*
Fiscal 2012 (Budgeted)
Net Revenue	*	*	*	*	*
Gross Profit	*	*	*	*	*
Gross Margin	*	*	*	*	*

NOTE:

There are immaterial differences between the reportable segment net revenue and the total of the operating segments listed above due to elimination of intercompany revenue.

*	Data contained in a separate letter.